Tenet Expands Business Hub(TM) Capabilities with Opportunities for Freight Trucking Industry

Toronto, Ontario--(Newsfile Corp. - March 21, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hubs™, today announced that it has launched the Yun Fleet Platform as part of its Chinese Business Hub™ ecosystem to provide shipping and transportation opportunities to China's freight trucking industry resulting from transactions conducted on the Hub.

Road freight is the most prominent mode of cargo transportation in China. China has one of the largest road networks in the world, second only to the United States. Ten ports in mainland China are included among the 30 top container harbors in the world, with the port in Shanghai being by far the busiest in the world. Rising domestic growth and rapidly developing road infrastructures are expected to continue to benefit China's freight trucking industry for years to come. According to global research firm IBISWorld, the industry's revenue should hit USD$ 127B in 2022. But despite its impressive profile, the industry suffers from various deficiencies. Trucks carry more than 80 percent of the nation's goods, but the trucking industry remains highly fragmented and inefficient. The South China Morning Post estimates that there are anywhere from 18M to 30M truck drivers in China. Most of whom are owner-operator truckers who own more than 90 percent of trucks on the road. Those trucks stand empty about 40% of the time because their owners spend an average of three days to find shipments for them.

"Road freight plays a critical role in China's economy, impacting virtually every industry from agriculture, to construction, manufacturing and retail," commented Tenet China CEO Liang Qiu. "With the continuous expansion of our Business Hub™ ecosystem and as we get involved with more industries, it facilitates more and more transactions, and inevitably generates an increasing number of shipping opportunities. The idea behind the Yun Fleet Platform is to invite the country's millions of owner-operator truck drivers to join the platform to be potentially matched with the shipping opportunities created by the Hub. While Tenet isn't the first company to recognize and try to solve the inefficiencies in China's freight trucking industry, that credit would have to go to the Full Truck Alliance Platform, the fact that we generate shipping opportunities rather than having to look for them, will allow us to work in partnership with other shipping platforms rather than compete with them. At the end of the day, our goal remains the same, and that's to attract as many businesses as possible to our Business Hub™ ecosystem. The launch of the Yun Fleet Platform provides us another way to reach that goal while continuing to expand the Hub's capabilities."

Yun Fleet matches freight truckers with shipping opportunities based on factors such as proximity, fleet availability, whether climate control is required and a variety of other factors to optimize cost and time efficiency for shippers and truckers alike. In addition to shipping opportunities, Yun Fleet members are also eligible for other Business Hub™ services including financing and insurance services.

Update on Year-end 2021 Financial Statements

Tenet also announced today that the Company will file its audited year-end 2021 financial results on April 29, 2022.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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